FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2021

Legion Works, Inc.

Commission File No. 024-11169

Delaware

(State or other jurisdiction of incorporation or organization)

Legion Works Inc

4275 Executive Square, Suite 200

La Jolla, CA 92037

(619) 452-1542

84-3854992

Employer Identification Number

In this report, the term “Legion,” “we,” “us,” “our,” or “the Company” refers to Legion Works, Inc. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

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Item 1 Management’s Discussion and Analysis

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Overview

Legion Works, Inc. (the “Company”) was incorporated on November 20, 2019, as a Delaware corporation. The Company operates as a software development and acquisition company that develops software platforms and sources Software as a Service (“SaaS”) businesses in markets the Company believes are ripe for a tech-enabled venture to scale. The Company’s operations, to date, have been limited to the development of its product offerings, engaging in “letters of intent” with potential acquisitions, and development of its business plan.

The following discussion relates to Legion Works’ financial condition and results of operations and includes unaudited financial data through June 30, 2021 and should be read in conjunction with our financial statements and the related notes included in this semiannual report. The financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

During the period ended June 30, 2021, management focused most of its efforts on establishing its Regulation A Offering, welcoming investors who purchased Units comprised of Voting Common Stock and Warrants in the Company, and integrating its recent acquisitions into the Company.

On December 31, 2021, the Company acquired 100% of Hello Bar, LLC (“Hello Bar”), which included the software products Hello Bar, Subscribers and Hello Mail. Through our subsidiary, Convert More Inc. (“Convert More”), in March 2021 we acquired the assets of Onboard Flow, Limited (“Onboard Flow”), comprised of a marketing technology software platform that we are working to integrate with our own technology, with the goal of enhancing our clients’ ability to understand their free trial users so they can convert them into paying subscribers. Legion Works owns 90% of Convert More, a Delaware corporation, and granted a 10% interest to owner of Onboard Flow.

Additionally, the Company has continued to develop its internal venture, Betterloop, a marketing video platform. We also began developing another software product called AngelConnect, which connects businesses with individual angel investors who provide both capital and expertise. During 2021, multiple development priorities across Legion Works and its subsidiaries caused us to move our development resources. Although we have been timely in meeting our goals in developing AngelConnect, our progress in building Betterloop has been slower than we had planned. We intend to add more engineering resources so that we can speed development of Betterloop at some time in the future.

Operating Results

The Company was incorporated on November 20, 2019, and so only completed its first full fiscal year on December 31, 2020. Our unaudited interim financial statements for the six months ended June 30, 2021 include the financials for Legion Works, Hello Bar, and Convert More Inc. separately and on a consolidated basis.

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Results of Operations for the Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

Revenues

The Company’s revenue for period ended June 30, 2021 (“Interim 2021”) was $604,439.69 compared to $0 for the period ended June 30, 2020 (“Interim 2020”). The Company’s revenue on a consolidated basis for Interim 2021 came from the operations of Hello Bar as neither Legion Works nor Convert More have begun generating revenue. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts for it software products are renewed on average over from a seven to twelve month period. The Company generates revenues by allowing its subscriber customers to use multiple interactive software platforms, including Hello Bar, Subscribers and Convert More. Both Legion Works and Convert More remain in the startup phase, and management expects to see further losses for the foreseeable future while we build our products, acquire more companies and assets, and establish our niche markets.

Operating Expenses

Operating expenses for Interim 2021 were $1,029,906.68. The Company’s largest expenses were payments to contractors, incurring $284,296.00 in expenses. The Company also incurred $205,717.00 in payroll, payroll taxes, processing fees and insurance.  Neither of these expenses were carried by the Company as of Interim 2020 as the Company was still early in its development. During Interim 2021, the Company also incurred expense through amortization of its purchase of Hello Bar in the amount of $145,000.00.  The Company spent $120,336.00 during Interim 2021 to cover software subscriptions, servers, office supplies and other technology related expenses. Accounting, legal and other professional services constituted $112,764.00 as of Interim 2021 compared to $6,000.00 for Interim 2020. The Company’s marketing and sales expense increased to $64,566.00 for Interim 2021, compared to $0 for Interim 2020.

Net loss

As a result of the foregoing, net loss for Interim 2021 was $425,467.99 compared to a net loss of $609.90 for Interim 2020.

Liquidity and Capital Resources

The Company had net cash of $6,005,869.57 as of June 30, 2021. To date, the Company’s largest source of funding has been the proceeds from its offering under Regulation A of units, which amounted to net proceeds of $8,728,930 as of September 24, 2021. The Company has issued 4,012,402 units in the Regulation A offering, representing 4,012,402 shares of Common Stock and 2,005,021 warrants, at that date.

The proceeds from the Regulation A offering were used to fund the acquisition of Hello Bar, including the last payment of $10,000 to be used as operating capital pursuant to the Hello Bar purchase agreement, which amount was due on June 30, 2021. We anticipate using some of the proceeds from our Regulation A offering to pay the remaining $800,000 due from the purchase of Hello Bar, which debt matures on January 1, 2022, but is payable until December 31, 2022.

The Company also used proceeds from its Regulation A offering to acquire assets for its wholly-owned subsidiary, Convert More, on March 26, 2021, for a purchase price of $67,500 in cash. The Company’s management intends to invest approximately $115,000 in Convert More during 2021, as well as additional capital in 2022 to support the company in its effort to begin producing material revenue. As of June 30, 2021, we have spent $12,909 in continuing to develop Convert More’s technologies.

Hello Bar had received a loan under the Small Business Administration’s Paycheck Protection Program (the “PPP Loan”) in the amount of $92,111.00. Pursuant to the Purchase Agreement, Mr. Kamo, the Company’s COO and Director, agreed to either secure forgiveness of the PPP Loan or repay the outstanding balance. As of April 30, 2021, the PPP Loan has been forgiven.

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Management expects the Company to require substantial additional funding for the foreseeable future. In addition to the Company’s ongoing need for working capital, funding will be needed for the integration of Hello Bar, growth of Convert More, development of software, marketing, and growth of AngelConnect and Betterloop. Further, the Company aims to complete one additional acquisition in 2021 and will require the capital to complete such a transaction. The Company believes it has the necessary capital to be able to accomplish each of these as it estimates it needs approximately $600,000 to $900,00 to fund operations for the next twelve months as discussed above, plus $1,000,000 to $1,500,000 to complete at least one additional acquisition. However, we have observed a significant increase in the prices of target companies over the previous six months and we cannot be certain that we will be able to find a target company at a price that fits our business model or that we will have sufficient funds to make an acquisition at these increased prices.

The Company does not generate sufficient revenue to cover all of its operating expenses at this time. Although Hello Bar generates sufficient revenue for its own operating expenses, management will not use those revenues to fund the rest of the Company. The Company does not have any revolving credit facilities or other debt with which to fund its operations. If the Company is not able to raise enough capital through its Regulation A offering, or through other future offerings, including potential private offerings or debt, we may not be able to implement our business plans, including any proposed acquisitions, unless we obtain additional financing or are able to otherwise generate revenues and profits. There is no assurance that the Company will generate sufficient revenue now, or in the future, to sustain its operations without additional capital or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Trend Information

Management sees a number of key trends within the markets in which it operates. First, management sees a rise in similar companies to Legion who are looking to acquire small technology companies to scale them. Each of these recent or new entrants has a different approach to acquisitions and is targeting different market segments; therefore, management does not consider these companies to be directly competitive. Management sees the trend as a result of new platforms making the buying and selling of small technology companies easier and more liquid and more capital becoming available for companies to be able to acquire growing software companies to scale. With the Company’s focus on marketing and sales software, management also sees a variety of trends in this market. First, management sees some of the largest companies in these markets trading publicly and privately at very high multiples. These multiples have been at or above the broader increase in valuations during the first half of 2021 as evidenced by stock market increases. While these higher multiples of the biggest companies in the market space don’t necessarily translate to much smaller companies in the space, the Company does see valuations and multiples for most companies in the space being high and expects that trend to continue. In that regard, the valuation multiples at which we buy and sell companies are constantly changing based on economic conditions and other factors. Consequently, it may be difficult to acquire profitable companies at prices that fit our business model. Moreover, given higher prices of profitable companies, we may not have the capital needed to complete an acquisition. Over the first six months of 2021, we have noticed a significant increase in the multiples of target companies. If multiples of potential target companies continue to increase, or even remain the same, we may be priced out of any new acquisitions for an undetermined length of time.

Second, management sees that customers in these markets are demanding products that are easier to adopt within the organizations and looking for software platforms to help them accomplish multiple tasks within one software product.

Third, management sees marketing and sales tech companies being built and scaled in more markets around the world. Management observes that over the last five to seven years, large companies in these market spaces are being built outside of more traditional technology centers in the U.S. Given the rise in more remote work environments, management expects this trend to increase rapidly.

Finally, management sees an increase in the cost of acquisition of customers within Software as a Service overall. Well-funded competitors are driving up the cost of paid acquisition channels such as paid search, paid social and building sales and business development teams.

Each of these trends pose opportunities and challenges for the Company and management recognizes the need to stay nimble and be able to adjust its business plan on a regular basis to meet these trends.

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In 2020, the Company acquired Hello Bar, LLC. Management believes that Hello Bar’s software products are in markets that will continue to expand in the next 3-5 years. Hello Bar LLC’s software product, Hello Bar, operates in the conversion rate optimization and landing page markets. Both of these markets have seen expansion over the last three years as more companies see the importance of converting their website traffic at higher rates and have dedicated resources to being able to do so. Hello Bar LLC’s software product, Subscribers, is in the web push notifications market. This is a new market in the last four years and one that is expanding as it offers an additional marketing channel for marketers. This market is rapidly becoming crowded. Management recognizes that it must continue to innovate these software products and build features for specific target markets to continue to grow. For that reason, Management expects to continue to invest in Research and Development for evolving Hello Bar’s software product offerings.

Impact of COVID-19

The global COVID-19 pandemic had a material impact on both the Company’s acquisition opportunities as well as on the markets the Company targets for acquisitions and venture creation. Management has been able to navigate the challenges of COVID-19 through remote work, and saw increased traffic volume for many online businesses. As COVID-19 restrictions have eased, we have seen traffic volume decline as people spend less time on their computers and more time engaging in other activities. With the rise of variants, such as Delta, it remains to be seen how people will respond and whether it might impact the amount of time spent online and potential increase in traffic volume.

Additionally, management needs to remain opportunistic with the companies and assets it considers for acquisition. During the COVID-19 pandemic, some companies the Company had identified for acquisition prior to the pandemic have had increased valuation expectations whereas others have reduced those expectations.

Item 2. Other Information

None.

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Item 3. FINANCIAL STATEMENTS

LEGION WORKS, INC.

 (A Delaware  Corporation)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND DECEMBER 31, 2020

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Legion works, inc.

 (A Delaware Corporation)

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Legion Works, Inc.

Balance Sheet (Unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash	$6,005,870.00	$2,267,998.00
Contracts in process, net	$626,610.00	$581,115.00
Other Assets - Fixed and Intangible	$4,946,005.31	$2,108,172.00
Total Assets	$11,578,485.31	$4,957,285.00

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities	$939,567.23	$1,800,000.00
Long Term Liabilities	$2,817,500.00	$-
Total Liabilities	$3,757,067.23	$1,800,000.00

Equity
Super Voting Common Stock, $.0001 par value, 100,000,000 Shares Authorized 9,350,000 Issued & Outstanding	$935.00	$935.00
Common Stock, No par value, 57,000,000 units authorized 3,792,203 Issued & Outstanding	$8,733,431.00	$3,168,040.00
Retained Earnings	$(538,279.00)	$(11,690.00)
Net Income	$(425,468.00)
Legion Acquisition Capital	$50,799.00

Total Equity	$7,821,418.00	$3,157,285.00

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$11,578,485.23	$4,957,285.00

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Legion Works, Inc.

Income Statement (Unaudited)

	June 30, 2021	June 30, 2020
Net Revenue	$604,439.00	$0.00
Operating Expenses
Accounting, Legal and Professional Services	$112,764.00	6,000.00
Marketing, Sales & Miscellaneous	64,566.00
Payment Processing & Banking Fees	47,975.00
Taxes, Licenses & Insurance	49,252.00	160.00
Payroll, Payroll Taxes, Processing Fees, Insurance, Benefits	205,717.00
Contractors	284,296.00
Amortization Expense	145,000.00
Software Subscriptions, Servers, Office Supplies & Tech	120,336.00
Total Expenses	1,029,906.00	6,160.00
Net Operating Income	(425,467.00)	(6,160.00)

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Legion Works, Inc.

Statement of Cash Flows

	June 30, 2021	June 30, 2020
OPERATING ACTIVITIES
Net Income	$(425,467.99)	$(6,160.00)
Adjustments to reconcile Net Income to Net Cash provided by operating activities
Depreciation & Amortization	$145,000.00	$-
Changes in Operating Assets & Liabilities	$(860,432.00)	$-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$(715,433.00)	$-
Net cash provided by operating activities	$(1,140,900.99)	$(6,160.00)
INVESTING ACTIVITIES
Investments	$(297,500.00)	$-
Net cash provided by investing activities	$(297,500.00)	$-
FINANCING ACTIVITIES
Due To Parent Company (Legion Works) For OnboardFlow Acquisition	$67,500.00	$-
Proceeds From Issuance of Common Stock	$5,996,378.24	$435.00
Investor Admin Services	$(510,000.00)	$-
Legion Acquisition Capital	$50,799.00	$-
Net cash provided by financing activities	$5,604,677.24	$435.00
Net cash increase for period	$4,166,276.50	$(5,725.00)
Cash at beginning of period	$1,839,593.07	$500.00
Cash at end of period	$6,005,869.57	$(5,225.00)

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Legion Works, Inc.

Consolidated Statements of Shareholders' Equity

For the Six Months Ended June 30th, 2021 and For the periods of November 20, 2019

(date of inception) through December 31, 2019 and January 1, 2020 through January 31st, 2020

			Retained
	Super Common	Common	Earnings	Total
Inception November 20, 2019

Issuance of shares	$500			$500

Balance as of December 31, 2019	$500			$500

Net loss Jan 1-Dec 31, 2020			$(13,189)	$(13,189)

Issuance of shares	435	$3,168,040		$3,168,475

Balance as of December 31, 2020	$935	$3,168,040	$(13,189)	$3,155,786

Net loss Jan 1-June 30, 2021			$(425,468)	$(425,468)

Issuance of shares		6,735,293		6,735,293

Balance as of June 30, 2021	$935	$9,903,333	$(438,657)	$9,465,611

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Legion Works, Inc.

Notes to Consolidated Unaudited Financial Statements

As of June 30th, 2021 and December 31, 2020

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Legion Works, Inc. (the “Company”) was incorporated on November 20, 2019 as a Delaware Corporation. The Company’s corporate year-end is December 31.

The Company is a newly organized information technology software acquisition company incorporated as a Delaware corporation and located in San Diego, California. The Company was formed for the purpose of acquiring companies that have developed software platforms targeted to high growth economic markets. The Company pro-actively sources SaaS (Software as a Service) businesses in markets the Company understands that are ripe for a tech-enabled venture to scale. The Company identifies markets with specific and known needs with recurring revenue and targets enterprises within that market. The Company’s management enhances the target by providing expertise in tech, marketing, business development and operations to dramatically increase scale and profitability. The Company’s management team has had historic success sourcing, acquiring, growing and monetizing these types of companies and believes this experience makes the Company well suited to identify, source, negotiate and execute software company acquisitions with the ultimate goal of pursuing attractive risk-adjusted returns for our shareholders. The Company will seek business opportunities primarily in online software, including, but not limited to marketing and sales software tools and e-commerce software tools. The Company will be opportunistic in seeking acquisitions both in the United States and internationally.

Basis of Presentation and Use of Estimates

Based upon a Membership Interest Purchase Agreement dated December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest-bearing Promissory Note in the amount of $1,800,000. The imputed interest on the Promissory Note is $42,805 which reduced the cost of Contracts in process in the amount of $42,805. The purchase price was based upon an Enterprise Valuation prepared by StoneBridge Advisory, Inc. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Hello-Bar LLC. Hello-Bar, LLC has a valued brand, recognized for its multiple software product platforms and interactive websites, which are utilized by many subscribers. The CEO of the Company was also the CEO of Hello-Bar, LLC, commencing January 2019.

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

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Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company maintains balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms. As of June 30, 2021 and December 31, 2020, the Company had $6,005,870 and $2,267,998 of cash on hand, respectively.

Receivables and Credit Policy

Based upon monthly contracts, (see discussion below), the Company sells subscriptions to use the various software app platforms. Trade receivables from subscribing customer contracts are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables will be stated at the amount billed to the customer. Payments of trade receivables will be allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any write-downs in its accounts receivable balances.

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Intangible personal property

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to purchase and or develop multiple interactive software platforms, monetized through contract subscription revenues. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform Apps. The Company applies the GAAP capitalization requirements of the “waterfall” approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the multiple platform Apps software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying values of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2021.

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management will evaluate this guidance and the impact it will have on the financial statements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

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Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts for it software products are renewed on average over from a seven to twelve month period. The Company generates revenues by allowing its subscriber customers to use multiple interactive software platforms, including Hello Bar, Subscribers and Onboard Flow, the platform app acquired in March, 2021. For years ending December 31, 2020 and 2019 the Company generated revenue for the day of closing December 31, 2021 of $286, and $0 in 2019.

Software Revenue Recognition

The AICPA’s Accounting Standards Executive Committee (AcSEC), issued SOP 97-2, which provided guidance on when and how to recognize revenue from the sale, lease or licensing of computer software. It does not apply to the sale of products containing software that is incidental to the product being sold. Accordingly, the Company complies with the standards set forth therein as follows:

If the sale of computer software involves significant customization, modification or production, the transaction will be accounted for as a long term contract. In all other cases, revenue will be recognized when the following four conditions are met:

1.	Persuasive evidence of an arrangement exists
2.	Delivery has occurred
3.	The Company’s price is fixed or determinable
4.	Collectability of the selling price is probable

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020, as the Company had no taxable income. The Company doesn’t expect there to be income tax payable for the period ended June 30, 2021 or the fiscal year ending December 31, 2021.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition- Monetizing the Platform Apps

The multiple Apps purchased, provides the Company’s subscribers with online marketing and analytics software. These applications generate recurring subscription revenue on a monthly or annual basis. Deferred revenue arises due to the timing differences between funds received upon the signing of the Order Form and revenue earned over the on-year period.

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

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Trademark and Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. However, due to continuing value generated therein, certain costs totaling $9,280 have been capitalized and commencing on January 1, 2021, will be amortized over a five year period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

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Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the financial statements.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of December 31, 2019, there is no year open to examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the statement of operations and comprehensive loss.

NOTE 2 - RISKS AND UNCERTAINTIES

The Company generated revenue for the period ending June 30, 2020 and limited revenue during the year ended December 31, 2020. It had no revenue for the period from inception through December 31, 2019. The Company has raised $9,303,333 in gross capital through June 30 , 2021. Operations began November 20, 2019. See discussion above and Note 4. However, there can be no assurance that the Company will successfully be able to generate profitable operations.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 - BALANCE SHEET

As of June 30, 2021, the Company had $6,005,870 in cash. Additionally, the company estimates that it has $626,610 in net contracts in process from customers of its Hello Bar software. The Company has $4,946,005 in Fixed and Intangible Assets including the assets acquired as part of its membership interest purchase of Hello Bar and asset purchase of OnboardFlow. The Balance Sheet also contains the Discount Interest asset from the promissory note that was part of the Company’s purchase of Hello Bar.

As of December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest bearing Promissory Note in the amount of $1,800,000. The Company has also agreed to provide additional working capital in the amount of $50,000. The financial highlights of the purchase transaction are as follows:

Hello-Bar, LLC

Balance Sheet Financial Highlights

December 31, 2020

Cash		$56,968
Accounts receivable, net	$
Contracts in process, net (a)		$583,805
Subscribers marketing software (b)		$450,000
App platform software (c)		$1,250,000
Website (d)		$35,000
Restrictive covenants (e)		$20,000
Domain, brand, trademark & other (f)		$311,422
Total		$2,707,195

(a)

The Company purchased a revenue stream of subscription contracts of subscriber end users of the software. Historically, the monthly contracts automatically renew for a period of from seven to twelve months. As a result the Company present valued the estimated revenues from such contracts at a market discount rate. Due to the non interest bearing note payable to Seller, the Company netted the imputed interest of $42,805, against the Contracts in process of $626,610. The Company included the asset on the balance sheet of $581,115 net of $2,690 representing one day amortization.

(b)	The Company acquired and now owns the Subscribers marketing software platform.
(c)	The Company acquired multiple interactive software platforms which the Seller developed and maintained over multiple years.
(d)	The Company independently determined the fair value of the Hello-Bar, LLC Website.
(e)	It is the understandings of the purchase transaction, that Seller would abide by certain restrictive covenants, including competition, solicitation, disparagement and other.
(f)	Management provided the fair value of the domain, brand, trademarks and other.

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NOTE 5 – CLOUD BASED AND APP PLATFORM SOFTWARE AND INTANGIBLE ASSETS

Due to the acquisition of Hello Bar, LLC the following Hello Bar Conversion and Web Push Marketing Software Platform, cloud based software and other intangible assets were acquired as of December 31, 2020.

Description	Amount	Amortization	Useful Life
Hello Bar Marketing Software Platform	$1,250,000		Five years
Subscribers market software	$450,000		Five years
Total	$1,700,000	$932
Trademarks, brand and domain	$311,422		Ten years
Website	$35,000		Five years
Restrictive covenants	$20,000		Three years
Total	$366,422	$123

Acquired finite-lived intangible assets are amortized on a straight-line bases over the estimated useful lives of the assets. If the estimated useful life assumption of any asset is changed the remaining unamortized balance is amortized over the revised estimated useful life.

NOTE 6 - SYNDICATION COSTS

As of June 30, 2021, the Company has incurred an estimated $1,335,723 in syndication expenses that are related to raising capital since its inception.  The securities offering expenses are primarily comprised of legal, accounting, broker dealer, investor acquisition marketing, and investor administration fees as well as investor transaction fees such as credit card processing, escrow services and AML check fees.  All syndication expenses, estimated at $1,335,723 have been deducted against capital raised.

NOTE 7 - PROMISSORY NOTE PAYABLE

On December 31, 2020, in connection with the purchase of 100% of the outstanding membership units of its subsidiary company Hello-Bar LLC, the Seller took back a non-interest bearing Promissory Note in the amount of $1,800,000. As of June 30, 2021 the Company paid the Seller one million dollars ($1,000,000). The Promissory Note provides for $800,000 to be paid prior to December 31, 2022. Imputed interest amounting to $42,805 and $42,805 is included in the balance sheet as imputed interest as of December 31, 2020 and June 30, 2021, respectively.

NOTE 8 - INCOME TAXES

For income tax purposes the Company will deduct research and development and other intangible asset costs when incurred. For financial purposes such costs have been capitalized. Deferred income taxes arise as a result of these timing differences.

NOTE 9 - RELATED PARTY TRANSACTIONS

Related Party Capital Contribution

As of June 30, 2021, officers of the Company have contributed $935 to purchase 9,350,000 shares of super Voting Common Stock. (See Shareholder Equity below)

Related Party Payables

As of December 31, 2020, the Company paid off all loans from related parties, which in 2019 was loaned to the company to Deferred syndication expenses in the amount of $31,000.

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NOTE 10 - SHAREHOLDER EQUITY

The Shareholders’ equity is comprised of two classes of common stock; Super Voting Common Stock and Common Stock more fully described below:

Super Voting Common Stock:

Super Voting Common Stock has a par value of $0.0001, has 100,000,000 shares authorized and 9,350,000 issued and outstanding as of December 31, 2020. Each shareholder shall have four votes (4) for each share held by such shareholder.

Common Stock :

The Company authorized the issuance and sale 11,400,000 Common Stock Units . Each Common Stock Unit is comprised of (a) one voting common share,, having no par value and (b) one-half of one common share purchase warrant to purchase one additional common share, over an 18-month period following the date of issuance of the warrant. The offering price of Common Stock Units, was $2.50 per common shares from the commencement of the offering through May 17, 2021. The offering price of the U nits was increased to $3.00 on May 18, 2021. Voting common shares gets one vote. Warrants issued as part of the unit were issued at an exercise price of $3.25 per share of common stock, subject to customary adjustments, from the commencement of the offering through May 17, 2021. The warrant exercise price was increased on May 17, 2021 to $3.90 per share of common stock.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

Working capital

In connection with the purchase of Hello-Bar, LLC, the Company has agreed to provide working capital in the amount of $50,000. See Note 4 above.

Warrants

T he Company has issued warrants to purchase one-half share of common stock at exercise prices$3.00 and of $3.90 per share of common stock

Legal matters

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30 , 2021 , there are no current matters that would have a material effect on the Company’s financial position or results of operations.

As of June 30, 2021 , the Company has no leases for space.

NOTE 12 - SUBSEQUENT EVENTS

On August 15th, 2021 the Company agreed to partner with an external web engineer and entrepreneur in developing an internal venture called AngelConnect. As part of the agreement the Company will create a separate entity for this venture, with the Company owning 80% and the partner owning 20%.

The Company has executed a non- binding Letter of Intent to acquire a 95% in a marketing platform as of September 13, 2021. While there is no guarantee this deal will be completed, the Company is working diligently to complete diligence.

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Item 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation *
2.2	Bylaws **
2.3	Amendment No. 1 to Bylaws ***
3	Form of Warrant #
4	Form of Subscription Agreement #
6.1	Stock Award Agreement **
6.2	Hello Bar, LLC Letter of Intent **
6.3	Hello Bar, LLC Purchase Agreement ***
6.4	Super Voting Common Stock Purchase Agreement Ryan Bettencourt *
6.5	Super Voting Common Stock Purchase Agreement Michael Kamo *
6.6	Super Voting Common Stock Purchase Agreement Keiran Flanigan *
6.7	Super Voting Common Stock Purchase Agreement Grant Bostrom *
8.	Escrow Agent Agreement *

* Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K for the year ended December 31, 2020.

** Filed as an exhibit to the Legion Works, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11169.

*** Filed as an exhibit to the Legion Works, Inc. Report on Form 1-U (filed January 7, 2021).

# Filed as an exhibit to the Legion Works, Inc. Report on Form 1-U (filed December 28, 2020).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 28, 2021.

Legion Works, Inc.

Date: September 28, 2021	By:	/s/ Ryan Bettencourt
Ryan Bettencourt CEO of Legion Works, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

Date: September 28, 2021	By:	/s/ Ryan Bettencourt
Ryan Bettencourt
Chief Executive Officer, principal financial officer, principal accounting officer, and Director

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